UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-34677

SCORPIO TANKERS INC.
(Translation of registrant’s name into English)

99, Boulevard du Jardin Exotique, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This amendment (the “Amendment”) to the Report on Form 6-K of Scorpio Tankers Inc. (the “Company”) furnished to the U.S. Securities and Exchange Commission on May 1, 2025 (the “Original 6-K”), is being furnished solely to revise the incorporation by reference language included in the Original 6-K. The incorporation by reference paragraph in the Original Form 6-K is hereby amended and restated as follows:

The information contained in this Report on Form 6-K, with the exception of the information contained on page 3 of Exhibit 99.1 under the heading "Conference Call" is hereby incorporated by reference into the Company's registration statements on Form F-3 (Registration No. 333-286015) and S-8 (Registration No. 333-286016) that were filed with the U.S. Securities and Exchange Commission with an effective date of March 21, 2025.

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, revise, update or restate the information presented in the Original 6-K or reflect any events that have occurred after the Original 6-K was originally filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)
Dated: June 3, 2025
	By:	/s/ Christopher Avella
Christopher Avella
Chief Financial Officer